Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	State of Organization
Direct Transfer, LLC	Delaware
QX Interactive, LLC	North Carolina
PrecisionIR Group Inc. and its subsidiaries	Deleware